HERITAGE FINANCIAL SYSTEMS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

MorisonCogen LLP

Certified Public Accountants • Business Consultants

Independent member
Morison Global

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SEC FILE NUMBER
8-66670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Heritage Financial Systems, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5 Great Valley Parkway, Suite 334
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian K. Lureen	(610) 889-2066	blureen@heritagefincorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morison Cogen LLP
(Name – if individual, state last, first, and middle name)

484 Norristown Road, Suite 100	Blue Bell	PA	19422
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	00536
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian K. Lureen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Heritage Financial Systems, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Brian K. Lureen

Title: President & CEO

Kristin Acquarola

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Kristin Acquarola, Notary Public
Montgomery County
My commission expires August 27, 2022
Commission number 1200030
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HERITAGE FINANCIAL SYSTEMS, LLC

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of
Heritage Financial Systems, LLC
Malvern, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Heritage Financial Systems, LLC (the Company) as of December 31, 2021 and 2020, and the related statements of comprehensive loss, changes in members' capital and stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2021 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Heritage Financial Systems, LLC's financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of Heritage Financial Systems, LLC's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and

484 Norristown Road • Suite 100 • Blue Bell, PA 19422 • USA • p: 267.440.3000 • f: 267.440.3001 • www.morisoncogen.com

To the Members and Board of Directors of
 Heritage Financial Systems, LLC
 (Continued)

Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morison Cogen LLP

We have served as the Company's auditor since 2009.

Blue Bell, Pennsylvania
February 24, 2022

HERITAGE FINANCIAL SYSTEMS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 8,676	$ 28,828
Commissions receivable	1,250	1,250
Non-allowable receivables	1,250	1,250
TOTAL ASSETS	$ 11,176	$ 31,328
LIABILITIES AND MEMBERS' CAPITAL AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable and accrued expenses	$ 334	$ -
TOTAL LIABILITIES	334	-
MEMBERS' CAPITAL AND STOCKHOLDER'S EQUITY		
MEMBERS' CAPITAL – 1,000 Series A Units	434,370	-
COMMON STOCK – 1,000 shares authorized, issued, and outstanding	-	25,000
ADDITIONAL PAID-IN CAPITAL	-	403,370
ACCUMULATED DEFICIT	(423,528)	(397,042)
TOTAL MEMBERS' CAPITAL AND STOCKHOLDER'S EQUITY	10,842	31,328
TOTAL LIABILITIES AND MEMBERS' CAPITAL AND STOCKHOLDER'S EQUITY	$ 11,176	$ 31,328

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, LLC
STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUE		
Commissions and other income	$ 93,207	$ 80,162
OPERATING EXPENSES	119,693	84,951
NET LOSS	$ (26,486)	$ (4,789)

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL AND STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock	Additional Paid-in Capital	Members' Capital	Accumulated Deficit	Total Members' Capital and Stockholder's Equity
BALANCE - JANUARY 1, 2020	$ 25,000	$ 403,370	$ -	$ (392,253)	$ 36,117
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2020	-	-	-	(4,789)	(4,789)
BALANCE - DECEMBER 31, 2020	25,000	403,370	-	(397,042)	31,328
CONVERSION TO LLC	(25,000)	(403,370)	428,370	-	-
CONTRIBUTED CAPITAL	-	-	6,000	-	6,000
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2021	-	-	-	(26,486)	(26,486)
BALANCE - DECEMBER 31, 2021	$ -	$ -	$ 434,370	$ (423,528)	$ 10,842

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (26,486)	$ (4,789)
Adjustments to reconcile net loss to		
net cash used in operating activities		
Increase (decrease) in liabilities		
Commissions payable and accrued expenses	334	(10,109)
Due to parent company	-	(11,208)
Net cash used in operating activities	(26,152)	(25,926)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributed capital	6,000	-
Net cash provided by financing activities	6,000	
NET CHANGE IN CASH	(20,152)	(25,926)
CASH - BEGINNING OF YEAR	28,828	54,754
CASH - END OF YEAR	$ 8,676	$ 28,828

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations
Heritage Financial Systems, LLC (the company), established in 1999 as a Pennsylvania corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The company specializes in financial planning and consulting. On January 1, 2021, the company converted its legal structure from a Pennsylvania corporation to a Pennsylvania limited liability company.

Revenue Recognition
Revenues are recognized at a point in time when the service is performed and reflects the consideration the company expects to be entitled for the service. The company acts as agent for the sale of various investments.

The company is a broker-dealer and sells various types of investment options, such as life insurance, variable annuities, mutual funds, private placements, and limited partnership interests. The revenue recognition policy for each type of revenue stream is as follows:

Life Insurance Commission
Revenue is recorded when the paperwork is completed, and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

Variable Annuities
Revenue is recorded when the paperwork is completed and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

Mutual Funds
Commissions and related clearing expenses are recorded on the trade date (the date the company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

Private Placements and Limited Partnership Interests
Revenue is recorded when the customer authorizes the investment, the paperwork is completed and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

During the years ended December 31, 2021 and 2020, the company earned $93,207 and $80,162 from commissions.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable
Commissions are recognized as income on a trade-date basis as they become payable by the financial institution or by agreement. Management deems all receivables to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

Advertising
Advertising costs, except for costs associated with direct-response advertising, are charged to operations over when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

Comprehensive Income
The company follows FASB ASC 220, *Comprehensive Income*. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. Since the company has no items of other comprehensive income (loss), comprehensive loss is equal to net loss.

Income Taxes
The company is a limited liability company that is treated as a partnership for income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to the members of the Company and is reported directly on their tax returns. Therefore, no income tax expense or benefit is recorded in the financial statements of the company. The company is subject to routine audits by taxing authorities; however, there are currently no audits for any tax years in progress. With few exceptions, the federal and state income tax returns filed for the tax years ending on December 31, 2018 and thereafter are subject to examination by the relevant taxing authorities.

Recently Issued Accounting Pronouncements Not Yet Adopted
As of December 31, 2021, there are no recently issued accounting standards not yet adopted which would have a material effect on the company's financial statements.

Subsequent Events
FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through February 24, 2022, the date that the financial statements were available to be issued.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year, the company may have deposits with major financial institutions that exceed Federal Depository Insurance limits of $250,000.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – NON-ALLOWABLE RECEIVABLES

Non-allowable receivables represent commission receivables over 30 days old and 12b1 trails in excess of allowable payables.

NOTE 4 – MAJOR CUSTOMERS

For the year ended December 31, 2021, two customers constituted approximately 59% of the total revenue. On December 31,2021, there were no amounts due from these customers.

For the year ended December 31, 2020, one customer constituted approximately 45% of the total revenue. On December 31, 2020, there was no amount due from this customer.

NOTE 5 – RELATED PARTY TRANSACTIONS

Prior to the conversion to a Pennsylvania limited liability company, the company's parent and other entities that are affiliated by common ownership and are subsidiaries of the parent provide management services for the company. Fees paid for such management services were $ -0- for the years ended December 31, 2021, and 2020. The company owed its parent $ -0- for such services as of December 31, 2021 and 2020.

Since the lease is in the name of the company's former parent company, the company has no long-term lease obligations. Rent expense recognized for the years ended December 31, 2021 and 2020 was $2,120 and $1,465.

NOTE 6 – NET CAPITAL

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate daily. On December 31, 2021, the company had net capital as defined under Rule 15c3-1 of $9,592, which was $4,592 in excess of its required net capital of $5,000.

HERITAGE FINANCIAL SYSTEMS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES
    Total members' capital qualified for net capital $ 10,842

DEDUCTIONS
    Non-allowable assets
        Commissions receivable,12b1 trails and due to parent company   1,250

NET CAPITAL $ 9,592

AGGREGATE INDEBTEDNESS $ 334

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (BASED ON 6 2/3% AGGREGATE
    INDEBTEDNESS) $ 22

MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING
    DEALER $ 5,000

NET CAPITAL REQUIREMENT $ 5,000

EXCESS NET CAPITAL $ 4,592

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL   3.48%

The Form X-17a-5 reconciliation is not included as there are
no material differences from the company's computation.

MorisonCogen LLP
Certified Public Accountants • Business Consultants
Independent member Morison Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Heritage Financial Systems, LLC
Malvern, Pennsylvania

We have reviewed management's statement, included in the accompanying Exemption Report in which Heritage Financial Systems, Inc. (the "Company") does not claim an exemption from 17 C.F.R. § 240.15c3-3 and (2) Heritage Financial Systems, LLC, as a Non-Covered Firm, is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 (Non-Covered Firm Provision) because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15C3-3) throughout the most recent fiscal year without exception. Heritage Financial Systems, LLC's management is responsible for compliance with the Non-Covered Firm Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heritage Financial Systems, LLC's compliance with the Non-Covered Firm Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the Non-Covered Firm Provision.

Morison Cogen LLP

Blue Bell, Pennsylvania
February 24, 2022

484 Norristown Road • Suite 100 • Blue Bell, PA 19422 • USA • p: 267.440.3000 • f: 267.440.3001 • www.morisoncogen.com



Brian K. Lureen
President & CEO

Heritage Financial Systems, LLC's Exemption Report
December 31, 2021

Heritage Financial Systems, LLC (the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

1. The company does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3, and

2. The company is filing this Exemption Report relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscriptions basis where the funds are payable to the issuer or its agent and not to the company and the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not and carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Heritage Financial Systems, LLC

I, Brian K. Lureen, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President & CEO

Securities offered through Heritage Financial Systems, LLC, Member FINRA/SIPC/MSRB
5 Great Valley Parkway, Suite 334, Malvern, PA 19355 ~ Main (610) 889.2066 ~ Fax (610) 889.2056

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